Exhibit (h)(8)

SCHEDULE A
As of September 15, 2023

Monthly compensation calculated daily by applying the following annual rates to a Fund’s average daily net assets:

FIXED INCOME FUNDS	0.080% of the daily net assets.
Morgan Stanley Global Fixed Income Opportunities Fund
Morgan Stanley Mortgage Securities Trust
Morgan Stanley Long Duration Government Opportunities Fund
EQUITY AND ASSET ALLOCATION FUNDS	0.080% of the daily net assets.
Morgan Stanley Europe Opportunity Fund Inc.
Morgan Stanley Insight Fund
MONEY MARKET FUNDS
Morgan Stanley U.S. Government Money Market Trust	0.050% of the daily net assets.
Sch. A-1

SCHEDULE B
LIST OF SUBSIDIARY FUNDS

Portfolio	Subsidiary Fund
Morgan Stanley Insight Fund	Insight Cayman Portfolio, Ltd.
Morgan Stanley Europe Opportunity Fund, Inc.	Europe Opportunity Cayman Portfolio, Ltd.
Sch. B-1